

May 22, 2024

Kang Sun
Chief Executive Officer
Amprius Technologies, Inc.
1180 Page Avenue
Fremont, California 94538

>   **Re: Amprius Technologies, Inc.**
>   **Schedule TO-I filed May 13, 2024**
>   **File No. 005-93595**

Dear Kang Sun:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments.

Schedule TO-I filed May 13, 2024; Offer to Exercise

General

1.   It appears that you have not provided the pro forma financial information required by Item 1010(b) of Regulation M-A. In your response letter, explain why you do not believe such information is material in the context of this offer, or revise to provide such information in the amended disclosure document.

2.   We note the following disclosure on pages i and 12: "Notwithstanding the temporary reduction of the exercise price of the Offering Warrants, during the offer period, holders of Offering Warrants may exercise such Offering Warrants at the initial exercise price of $11.50 per Offering Warrant following the procedures set forth in the Warrant Agreement . . . ." Please supplementally advise as to why a warrant holder would exercise at the substantially higher price of $11.50 during the offer period. Please confirm that the procedures under this Offer to Exercise and under the Warrant Agreement are substantially different enough that warrant holders will not be confused on how their tendered warrants will be treated, and please advise as to what protections are in place

such that warrant holders who take steps to exercise at the higher price are, before such exercise is processed, adequately informed of the Offer to Exercise at the lower price.

3.   We note the following disclosure on page i: "If a holder of Offering Warrants would be entitled to receive a fractional Offering Warrant, the Company must round down to the nearest whole number the number of Offering Warrants to be issued to such holder." The reference to a "fractional Offering Warrant" (as opposed to a fractional share of Common Stock) appears to be incorrect. Please revise, or advise.

4.   We note the various references to the "original expiration date" of the applicable Offering Warrants. Please disclose the specific date or dates referred to, and please explain why the phrase "original expiration date" is used rather than simply "expiration date."

Historical Financial Information and Other Financial Information Regarding the Company, page 18

5.   Where a filing person elects to incorporate by reference the information required by Item 1010(a) of Regulation M-A, all of the summarized financial information required by Item 1010(c) must be disclosed in the document furnished to security holders. See Instruction 6 to Item 10 of Schedule TO and Telephone Interpretation I.H.7 in the July 2001 supplement to our "Manual of Publicly Available Telephone Interpretations." Please revise the Offer to Exchange to include such information and disseminate the amended disclosure in the same manner as the original offer materials.

Fees and Expenses, page 25

6.   We note the disclosure that states that "[t]he Company also may retain one or more warrant solicitation agents for the Offer to Exercise." Please confirm your understanding that, if the Company does "retain one or more warrant solicitation agents" in the future, the Company must file an amendment to Schedule TO to provide any relevant, specific information, including under Item 9 of Schedule TO. See Item 1009(a) of Regulation M-A.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please direct any questions to Eddie Kim at 202-679-6943 or David Plattner at 202-551-8094.

                                                    Sincerely,

                                                    Division of Corporation Finance
                                                    Office of Mergers & Acquisitions